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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

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                                 SCHEDULE 14D-1
                             Tender Offer Statement
       Pursuant to Section 14(d)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 1)

                                 TPC CORPORATION
                            (Name of Subject Company)
                            POWER ACQUISITION COMPANY
                            PACIFICORP HOLDINGS, INC.
                                    (Bidders)

                    Class A Common Stock, $.01 par value, and
                      Class B Common Stock, $.01 par value
                         (Title of Class of Securities)

                                    872616107
                     (CUSIP Number of Class A Common Stock)

                               Richard T. O'Brien
                            PacifiCorp Holdings, Inc.
                      Port of Portland Building, Suite 1600
                                700 NE Multnomah
                             Portland, Oregon 97232
                                 (503) 731-2000

            (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of Bidder)

                                    Copy to:
                               Stuart W. Chestler
                                 Stoel Rives LLP
                         900 SW Fifth Avenue, Suite 2300
                           Portland, Oregon 97204-1268
                                 (503) 294-9500
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     Power Acquisition Company and PacifiCorp Holdings, Inc. hereby amend and supplement their Tender Offer Statement on Schedule 14D-1 (the "Statement"), originally filed on March 18, 1997, with respect to their offer to purchase all outstanding shares of Class A Common Stock, par value $.01 per share, and Class B Common Stock, par value $.01 per share, of TPC Corporation, a Delaware corporation, as set forth in this Amendment No. 1. Capitalized terms not defined herein have the meanings assigned thereto in the Statement.


Item 11.  Material to Be Filed as Exhibits.

     (a)(9) Press Release, dated March 25, 1996.
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                                   SIGNATURES

     After due inquiry and to the best of their knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:   March 25, 1997

                                       POWER ACQUISITION COMPANY



                                       By DENNIS P. STEINBERG
                                          --------------------------------------
                                          Dennis P. Steinberg
                                          President


                                       PACIFICORP HOLDINGS, INC.



                                       By FREDERICK W. BUCKMAN
                                          --------------------------------------
                                          Frederick W. Buckman
                                          Chairman of the Board